Mail Stop 4561

September 15, 2009

Via U.S. Mail and Facsimile
Brian H. Hajost
Chief Executive Officer
STEELCLOUD, Inc.
13962 Park Center Rd.
Herndon, VA 20171

      Re: STEELCLOUD, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed September 2, 2009
               File No. 000-24015

Dear Mr. Hajost:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2

Potential Effects of this Proposal, page 8

1.   Please tell us how the disclosure of Proposal 2 to authorize the issuance of securities in a future unregistered offering complies with the limitations set forth in Securities Act Rule 135c. In this regard, we note that you have not provided the legend required by Rule 135c(a)(2). Please advise.

Proposal 3

2.   Please provide all of the information required by Item 11 of Schedule 14A. Specifically, please discuss the purpose(s) of the net proceeds, to the extent known, and the effect of the issuance of warrants on the rights of existing security holders.

Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions or concerns, please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551- 3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (212) 980-5192</u>
        Jay Kaplowitz, Esq.
        Gersten Savage LLP